Filing by the Leuthold Funds pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: Leuthold Funds, Inc.
Investment Company Act File No.: 811-09094

Leuthold Funds, Inc.

August 30, 2013

Dear Shareholder,

In our ongoing effort to ensure that you continue to receive the highest quality investment management expertise, we have decided to merge the Leuthold Asset Allocation Fund (Asset Allocation Fund) into the Leuthold Core Investment Fund (Core Investment Fund). The enclosed supplement to the Leuthold Funds’ prospectus provides more details about the proposed merger.

Why are we effecting this merger?

The Asset Allocation Fund and the Core Investment Fund have similar investment objectives and strategies. The Asset Allocation Fund was originally launched as an alternative to the Core Investment Fund shortly after it was hard closed in 2006. Since reopening the Core Investment Fund in 2009, it has been a challenge to differentiate the Asset Allocation Fund from the Core Investment Fund for investors. While steps were taken to differentiate the two mutual fund offerings in 2012, in the interest of shareholders, we recommended combining the funds to create a larger fund with shared costs and a singular focus.  After careful deliberation, our Board of Directors agreed with our recommendation, and determined that the best course of action for shareholders is to merge the Asset Allocation Fund into the Core Investment Fund.

Performance

Since inception, performance has been very similar; however, the Core Investment Fund has generally outperformed the Asset Allocation Fund as provided below (as of December 31, 2012):

	Past Year	Past 5 Years	Past 10 Years	Since Institutional Inception
Leuthold Core Investment Fund (Retail – LCORX )
Return Before Taxes	8.32%	-0.36%	9.12%	n/a
Return After Taxes on Distributions	7.88%	-0.62%	8.22%	n/a
Return After Taxes on Distributions and Sale of Fund Shares	5.68%	-0.40%	7.78%	n/a

Leuthold Core Investment Fund (Institutional – CRIX )
Return Before Taxes	8.44%	-0,26%	n/a	3.65%
S&P 500 Index	16.00%	1.66%	7.10%	3.78%
Lipper Flexible Portfolio Fund Index	13.34%	2.72%	7.31%	4.64%

The inception date for Institutional Shares is January 31, 2006.

The after-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The Fund’s return after taxes on distributions and sale of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have been incurred.

	Past Year	Past 5 Years	Since Retail Inception	Since Institutional Inception
Leuthold Asset Allocation Fund (Retail – LAALX )
Return Before Taxes	8.04%	0.27%	2.61%	n/a
Return After Taxes on Distributions	7.18%	-0.12%	2.15%	n/a
Return After Taxes on Distributions and Sale of Fund Shares	5.67%	0.11%	2.06%	n/a

Leuthold Asset Allocation Fund (Institutional – LAAIX )
Return Before Taxes	8.26%	0.52%	n/a	2.17%
S&P 500 Index	16.00%	1.66%	4.13%	2.07%
Lipper Flexible Portfolio Fund Index	13.34%	2.72%	5.01%	3.68%
Leuthold Asset Allocation Melded Index	10.83%	3.31%	5.20%	3.85%

The inception date for Retail Shares is May 24, 2006. The inception date for Institutional Shares is January 31, 2007.

The after-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The Fund’s return after taxes on distributions and sale of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have been incurred.

The Leuthold Asset Allocation Melded Index is a custom index comprised of the returns of the S&P 500 Index (weighted 35%), the MSCIACWI Ex-US Index (weighted 15%), the Barclays Aggregate Index (weighted 40%), the MSCI REIT Index (weighted 5%) and the DJ/UBS Commodities Index (weighted 5%).

Below you will find performance information with respect to both Funds, as of July 31, 2013.

Year-To-Date Return as of July 31, 2013
Leuthold Core Investment Fund – Retail Class	9.33%
Leuthold Core Investment Fund – Institutional Class	9.36%
Leuthold Asset Allocation Fund – Retail Class	7.28%
Leuthold Asset Allocation Fund – Institutional Class	7.43%

What happens next?

In the coming weeks, you will be receiving a prospectus that explains in detail the merger and the expected completion date of the merger. If you have any questions about the proposed merger, please contact your financial advisor or U.S. Bancorp Fund Service, LLC at 1-800-273-6886.

Yours sincerely,

John C. Mueller

President

Enclosure

Prospectus Availability

For more complete information about the Leuthold Asset Allocation Fund and the Leuthold Core Investment Fund, including information regarding expenses, please contact your financial advisor for the Leuthold Funds’ Prospectus. Please read the Prospectus carefully before investing.

Additional Information

A Prospectus on a Form N-14 Registration Statement will be filed with the Securities and Exchange Commission (SEC) and will be mailed to shareholders at no cost. This Prospectus will contain important information about the merger, including information about the expenses, investment objectives and policies of the Leuthold Asset Allocation Fund and the Leuthold Core Investment Fund. The Prospectus will contain other important information. Please read it carefully.

You may review and copy information about the Leuthold Asset Allocation Fund and the Leuthold Core Investment Fund, including the Leuthold Funds’ Prospectus and the Form N-14 Registration Statement, when available, shareholder reports and the statement of additional information, at the Public Reference Room of the SEC. You may obtain information about the operations of the SEC’s Public Reference Room by calling the SEC at 202-551-8090. You can get copies of reports and other information about the Leuthold Funds:

  For a fee, by electronic request at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102; or
  Free from the EDGAR Database on the SEC’s Web Site at http://www.sec.gov.